# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Akari Therapeutics Plc, CIK 0001541157
CUSIP: 00972G405
Title of class of securities: Ordinary Shares, par value $0.000000005 per share, (represented by American Depositary Shares)
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952614

## Reporting persons
- White Lion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 7,001,638,477; shared voting power 0; sole dispositive power 7,001,638,477; shared dispositive power 0; aggregate amount beneficially owned 7,001,638,477 (5% of the class)
  Comment: With regard to Items 5, 7, and 9: Consists of 7,001,638,477 of ordinary shares, par value $0.000000005 per share, represented by American Depositary Shares. Each American Depositary Share represents 80,000 ordinary shares. Such shares may be issued to the Reporting Person pursuant to an equity line Common Stock Purchase Agreement between the parties pursuant to the determination of the Issuer.
  
  With regard to Item 11: Percentage calculated based on 140,032,769,533 ordinary shares outstanding as of June 30, 2026 as reported by the Issuer.

## Item 1. Issuer
Name of issuer: Akari Therapeutics Plc
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, FLORIDA, 33602.

## Item 2. Person Filing
Name of person filing: White Lion Capital LLC
Address of principal business office or, if none, residence:
17631 Ventura Blvd., Suite 1008
Encino, California 91316
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Percent of class: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- White Lion Capital LLC: /s/ Nathan Yee, Nathan Yee, Managing Partner (08/07/2026)